Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Greencity Acquisition Corporation on Form S-1 of our report dated April 3, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of Greencity Acquisition Corporation as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from May 14, 2018 (inception) through December 31, 2018, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

June 19, 2020